CUSIP No. 805423 10 0	Page 1 of 6 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 10)1

SAVVIS, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

805423 10 0

(CUSIP Number)

Welsh, Carson, Anderson & Stowe	William J. Hewitt, Esq.
320 Park Avenue, Suite 2500	Ropes & Gray LLP
New York, New York 10022	1211 Avenue of the Americas
Attention: Jonathan M. Rather	New York, New York 10036
Tel. (212) 893-9500	Tel. (212) 596-9000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 7, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

_________________________

1  remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 805423 10 0	Page 2 of 6 Pages

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if An Entity (Voluntary)		Welsh, Carson, Anderson & Stowe VIII, L.P.
2)	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds		Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		Not Applicable
6)	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power	15,285,694 shares of Common Stock
	8)	Shared Voting Power	-0-
	9)	Sole Dispositive Power	15,285,694 shares of Common Stock
	10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person		15,285,694 shares of Common Stock
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13)	Percent of Class Represented by Amount in Row (11)		28.6%
14)	Type of Reporting Person		PN

CUSIP No. 805423 10 0	Page 3 of 6 Pages

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if An Entity (Voluntary)		WCAS Management Corporation
2)	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds		Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		Not Applicable
6)	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power	77,296 shares of Common Stock
	8)	Shared Voting Power	-0-
	9)	Sole Dispositive Power	77,296 shares of Common Stock
	10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person		77,296 shares of Common Stock
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13)	Percent of Class Represented by Amount in Row (11)		0.1%
14)	Type of Reporting Person		CO

CUSIP No. 805423 10 0	Page 4 of 6 Pages

Amendment No. 10 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2000, Amendment No. 1 thereto filed on March 15, 2001, Amendment No. 2 thereto filed on March 20, 2002, Amendment No. 3 thereto filed on October 8, 2002, Amendment No. 4 thereto filed on December 30, 2004, Amendment No. 5 thereto filed on July 6, 2006, Amendment No. 6 thereto filed on January 3, 2007, Amendment No. 7 thereto filed on February 28, 2007, Amendment No. 8 thereto filed on May 25, 2007 and Amendment No. 9 thereto filed on July 6, 2007 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following Items of the Schedule 13D are hereby amended as follows:

Item 2.	Identity and Background.

Item 2 is hereby amended to reflect that (i) WCAS VII, WCAS VI, WCAS CP II and WCAS IP are no longer Reporting Persons with respect to the securities of the Issuer, (ii) James R. Matthews is no longer a managing member of VIII Associates and (iii) Jonathan M. Rather is the sole controlling stockholder of WCAS.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

The information set forth below is based on a total of 53,373,277 shares of Common Stock outstanding as of May 1, 2008, as reported in the Form 10-Q for the quarterly period ended March 31, 2008 filed by the Issuer with the Commission on May 7, 2008.

(a)

WCAS VIII and VIII Associates

WCAS VIII owns 15,285,694 shares of Common Stock, or approximately 28.6% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

WCAS

WCAS owns 77,296 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

Managing Members of VIII Associates and WCAS Principal

(i) Patrick J. Welsh owns 628,946 shares of Common Stock, or approximately 1.2% of the Common Stock outstanding.

(ii) Russell L. Carson owns 594,839 shares of Common Stock, or approximately 1.1% of the Common Stock outstanding.

(iii) Bruce K. Anderson owns 632,795 shares of Common Stock, or approximately 1.2% of the Common Stock outstanding.

(iv) Thomas E. McInerney 536,849 shares of Common Stock, or approximately 1.0% of the Common Stock outstanding.

CUSIP No. 805423 10 0	Page 5 of 6 Pages

(v) Robert A. Minicucci owns 121,377 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(vi) Anthony J. deNicola beneficially owns an aggregate 153,429 shares of Common Stock (104,639 directly and 48,790 indirectly, by the Anthony & Christie deNicola Family Foundation), or less than 0.1% of the Common Stock outstanding.

(vii) Paul B. Queally beneficially owns an aggregate 121,477 shares of Common Stock (113,652 directly and 7,785 indirectly, by the Paul & Anne-Marie Queally Foundation), or less than 0.1% of the Common Stock outstanding.

(viii) Jonathan M. Rather owns 23,521 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(ix) D. Scott Mackesy owns 11,011 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(x) John D. Clark owns 11,855 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(xi) Sanjay Swani owns 10,560 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(b) The managing members of VIII Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII. Each of the managing members of VIII Associates and the WCAS Principal disclaims beneficial ownership of all securities other than those he owns directly or by virtue of his indirect pro rata interest, as a managing member of VIII Associates and/or as the WCAS Principal, as the case may be, in the securities owned by WCAS VIII and/or WCAS.

(c) On May 6, 2008, 125,140 shares of Common Stock were internally allocated from WCAS to WCAS VIII. Between May 6 and May 8, 2008, WCAS and WCAS VIII purchased shares of Common Stock in open market transactions as follows:

Date	Purchaser	Number of Shares	Price per Share
May 6, 2008	WCAS	18,329	$15.11
May 6, 2008	WCAS VIII	366,510	$15.11
May 7, 2008	WCAS	23,306	$15.55
May 7, 2008	WCAS VIII	466,120	$15.55
May 8, 2008	WCAS	15,555	$15.31
May 8, 2008	WCAS VIII	311,120	$15.31

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII or WCAS.

(e) Not Applicable.

CUSIP No. 805423 10 0	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2008

WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
By:	/s/ David Mintz
Attorney-in-Fact
WCAS MANAGEMENT CORPORATION
By:	/s/ David Mintz
Attorney-in-Fact